

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 16, 2010

Mr. Vincent Lok
Chief Financial Officer
Teekay Tankers Ltd.
Suite No. 1778
48 Par-La-Ville Rd.
Hamilton, HM 11
Bermuda

> **Re:** **Teekay Tankers Ltd.**
> **Form 20-F**
> **Filed March 30, 2010**
> **Amendment No. 1 to Form 20-F**
> **Filed April 5, 2010**
> **Amendment No. 2 to Form 20-F**
> **Filed June 3, 2010**
> **File No. 001-33867**

Dear Mr. Lok:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 20-F

Principal Accountant Fees and Services, page 56

1. Please confirm that in future filings you will disclose the percentage of services listed in the table on page 56 that were approved by the audit committee pursuant to paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X. Refer to Item 16C(e)(2) of Form 20-F.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Sonia Bednarowski at (202) 551-3666 or me at (202) 551-3750 with any other questions.

Sincerely,

Max A. Webb
Assistant Director

cc:     Via facsimile: (441) 292-3931
        Roy Spires
        Teekay Tankers Ltd.